

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Alan Lowe
President and Chief Executive Officer
Lumentum Holdings Inc.
430 N. McCarthy Blvd.
Milpitas, CA 95035

  Re: Lumentum Holdings Inc.
    Amendment No. 4 to Form 10-12B
    Filed June 29, 2015
    File No. 001-36861

Dear Mr. Lowe:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Unaudited Pro Forma Combined Financial Statements, page 40

1. We note the Series A preferred stock to be issued by Lumentum, Inc. will be convertible into common shares of Lumentum Holdings, Inc. With a view towards disclosure, please explain to us how you intend to account for the conversion feature embedded in the Series A preferred stock. Provide for us your comprehensive analysis explaining your consideration of the terms of the instrument and the applicable accounting literature. If the embedded conversion feature will be bifurcated from the host contract, it may be necessary for you to give effect to this in the pro forma financial statements.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Ed Batts
        DLA Piper